SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

East Resources Acquisition Company
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

274681105
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 274681105	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,348,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,348,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,348,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 274681105	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,348,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,348,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,348,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 274681105	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,348,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,348,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,348,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 274681105	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,348,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,348,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,348,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 274681105	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,348,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,348,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,348,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 274681105	SCHEDULE 13D	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of East Resources Acquisition Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7777 NW Beacon Square Boulevard, Boca Raton, Florida 33487.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

	(i)	Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the shares of Class A Common Stock directly owned by it

	(ii)	Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Class A Common Stock directly owned by ACP;

	(iii)	Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the shares of Class A Common Stock directly owned by ACP;

	(iv)	Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Class A Common Stock directly owned by ACP; and

	(v)	Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Class A Common Stock directly owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

CUSIP No. 274681105	SCHEDULE 13D	Page 8 of 12 Pages

(c)	The principal business of ACP is to invest in securities. The principal business of ACPGP is the management of the affairs of ACP. The principal business of ACA, and each Managing Member is the management of investments in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	ACP is a limited partnership organized under the laws of the State of Delaware. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the 2,348,214 shares of Class A Common Stock to which this Schedule 13D relates were derived from working capital of ACP and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Class A Common Stock reported herein. A total of approximately $23,144,750 was paid to acquire the 2,348,214 shares of Class A Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Class A Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business because they believed that the shares of Class A Common Stock reported herein, when purchased, represented an attractive investment opportunity, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.

CUSIP No. 274681105	SCHEDULE 13D	Page 9 of 12 Pages

In connection with the vote of the Issuer's stockholders held at the special meeting of the Issuer's stockholders on July 25, 2022, stockholders holding 24,781,028 shares of Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Issuer's trust account. As a result of such redemptions, the Reporting Person' beneficial ownership increased to 24.16% of the shares of Class A Common Stock that remain outstanding following such redemptions. Consequently, the Reporting Persons lost their eligibility to file a short-form Schedule 13G pursuant to Rule 13d-1(c) promulgated under the Securities Exchange Act of 1934, as amended.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Class A Common Stock reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the shares of Class A Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock or selling some or all of their shares of Class A Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Class A Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the shares of Class A Common Stock.

CUSIP No. 274681105	SCHEDULE 13D	Page 10 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 9,718,972 shares of Class A Common Stock outstanding, which is the difference obtained by subtracting (i) the 4,781,028 shares of Class A Common Stock redeemed in connection with the vote held at the Issuer's special meeting on July 25, 2022, as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2022, from (ii) the 34,500,000 shares of Class A Common Stock outstanding as of June 22, 2022, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on June 22, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not enter into any transactions in the shares of Class A Common Stock within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons hold warrants to purchase 280,679 shares of Class A Common Stock at $11.50 per share exercisable commencing on the date that is thirty days after the first date on which the Issuer completes its business combination. The warrants are subject to such other terms and conditions set forth in the Warrant Agreement that governs the terms of the warrants (the "Warrant Agreement").

The foregoing summary of the Warrant Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Warrant Agreement, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2020, and is incorporated herein by reference.

Other than as set forth in this Item 6 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Warrant Agreement, dated July 23, 2020 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2020)

CUSIP No. 274681105	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually

CUSIP No. 274681105	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 27, 2022

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually